Exhibit 99.2

DATED APRIL 11 2022

TRINITY BIOTECH PLC AND MICO IVD HOLDINGS, LLC

SECURITIES PURCHASE AGREEMENT

MATHESON 70 Sir John Rogerson's Quay Dublin 2 Ireland DO2 R296 T: +353 1 232 2000 F: +353 1 232 3333 55262318.4

THIS AGREEMENT (this “Agreement”) is dated as of April 11, 2022,

BETWEEN

(1)
TRINITY BIOTECH PLC, a public limited company incorporated under the laws of Ireland (registration number 183476) having its registered office at IDA Business Park, Bray, Wicklow, Ireland (the “Company”);

AND

(2)	MiCo IVD Holdings, LLC, a limited liability company organized under the laws of the State of Delaware, USA having its registered office at 85 Orchard Rd, Skillman, NJ 08558 (the “Purchaser”);

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to:

A.	The share capital of the Company is USD 2,536,430 divided into 232,700,000 Ordinary Shares of nominal value USD 0.0109 each.

B.
The Purchaser proposes to make an investment in the Company in the amount of approximately USD 25,177,155.75 (the “Investment”).  In return, the Company agrees to issue and deliver to the Purchaser 11,189,847 ADS (the “New ADSs”) (each representing 4 Ordinary Shares) at a price equal to USD 2.25 per New ADS, on the terms and subject to the conditions of this Agreement.

C.
In conjunction with the Investment, the Company and the Purchaser intend to enter into a Fixed Rate Redeemable Unsecured Convertible Loan Note (the “Convertible Note Agreement”) pursuant to which, among other things, the Purchaser will provide a convertible loan to the Company (the “Convertible Note Financing”) in the principal amount USD 20,000,000 (the “Note Subscription Amount”).  The Convertible Note Financing shall be effected on or around the Closing Date (as defined below).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1	Definitions

1.1	Definitions

In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“ADS” means the American Depositary Shares of the Company (represented by American Depositary Receipts) held by The Bank of New York Mellon, as depositary.

“ADS Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time ADS, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, ADSs.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Company and its Subsidiaries concerning or relating to bribery or corruption, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended and any similar law enacted in any of the United States or any other jurisdiction applicable to the Company and its Subsidiaries prior to or on the Closing Date.

“Anti-Terrorism Laws” means any laws or regulations relating to terrorism or money laundering, including, without limitation the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.) and the USA Patriot Act, and any similar law enacted in any of the United States or any other jurisdiction applicable to the Company and its Subsidiaries prior to or on the Closing Date.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, Dublin, Ireland or Seoul, South Korea are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York, Dublin, Ireland and Seoul, South Korea generally are open for use by customers on such day.

“Claims” includes claims, litigation, demands, complaints, grievances, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, information (brought by a public prosecutor without grand jury indictment) or other similar processes, assessments or reassessments.

“Closing” means the closing of the issuance and delivery of the New ADSs pursuant to Section 2.1.

“Closing Conditions” has the meaning assigned to such term in Section 2.3.1.

“Closing Date” means the Trading Day on which all Closing Conditions have been satisfied or otherwise waived in accordance with Section 2.3.

 “Commission” means the United States Securities and Exchange Commission.

“Convertible Note Agreement” has the meaning assigned to such term in the Recitals.

“Convertible Note Directors” shall have the meaning assigned to such term in the Convertible Note Agreement.

“Credit Agreement” means the credit agreement and guaranty entered into between the Company and Perceptive Credit Holdings III, LP dated 15 December 2021, as amended.

“Damages” shall have the meaning ascribed to such term in Section 4.8.

“Data Protection Laws” means all laws, decisions, codes of practice and guidance relating to data protection and privacy which are from time to time applicable to the Company and/or the Subsidiaries.

“Data Room” means the virtual data room hosted by Intralinks entitled "Project Creation" opened to the Purchaser in March 2022 in connection with the transactions to be effected pursuant to the terms of this Agreement and closed to the Purchaser and any other Person as at 5pm EST on 8 April 2022.

“De Minimis Claim” means any claim by the Purchaser for breach of a representation or warranty under either this Agreement or the Convertible Note Agreement where the amount of Damages in respect of such claim is less than USD 250,000, save that in the case of a claim arising out of a breach of the Special Representations a “De Minimis Claim” shall be any claim where the amount of Damages in respect of such claim is less than USD 20,000.

“Designated Person” means a person or entity:

(a)	listed in the annex to, or otherwise targeted by the provisions of, the Executive Order (as disclosed by World-Check or another reputable commercially available database);

(b)
named as a “Specially Designated National” or Blocked Person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list (as disclosed by World-Check or another reputable commercially available database); or

(c)	with whom or which the Purchaser is prohibited from dealing or otherwise engaging in any transaction by any Economic Sanctions Laws or Irish Economic Sanctions Laws.

“Disclosure Schedule” means Schedule 1 to this Agreement.

“Disclosed”  means fairly disclosed or incorporated in the Disclosure Schedules in a manner and in such detail to enable the Purchaser to identify the nature and scope of such fact or circumstance in such a manner that:

(i) in the context of the disclosures contained in the Disclosure Schedules:

(a) the significance of the information disclosed and its relevance to a particular representation and/or warranty is reasonably apparent from the terms of the document; and

(b) there is not omitted from the information disclosed any information which would have the effect of rendering the information so disclosed misleading in any material respect.

(ii) in the context of any document treated as disclosed by the Disclosure Schedules, including by reference to the Data Room, the matter disclosed is reasonably apparent from the terms of the document.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 am (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 am (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time the Company, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 am (New York City time) on any Trading Day, no later than 9:01 am (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Company.

“Economic Sanctions Laws” means (a) an Executive Order of the U.S. Executive Branch, the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. Arms Export Control Act (22 U.S.C. Ch. 39 § 2751), any other law or regulation promulgated under the U.S. Code and administered by a U.S. Agency and any similar law enacted in the United States prior to or on the Closing Date and (b) any other similar applicable law now or enacted prior to or on the Closing Date in any other applicable jurisdiction.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreements” means the exchange agreements entered into between Trinity Biotech Investment Limited, the Company, and each of Stonehill Institutional Partners L.P, Stonehill Master Fund Limited, Whitefort Capital Master Fund, LP, Highbridge Tactical Credit Master Fund L.P, and Highbridge Convertible Dislocation Fund L.P., in respect of a negotiated private exchange and prepayment of 4% exchangeable Senior Notes, due 2045, in the principal amount of approximately USD 99,900,000 and each dated 15 December 2021.

“Executive Order” means the US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who commit, Threaten to Commit, or Support Terrorism.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Financial Diligence Documents” means the documents set out within Folder 3.0 of the Data Room.

“Governmental Authority” means any nation, government, branch of power (whether executive, legislative or judicial), state, province, territory, municipality or other political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory or administrative functions of or pertaining to government, including without limitation regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, courts, bodies, boards, tribunals and dispute settlement panels, and other law-, rule- or regulation-making organizations or entities of any State, province, territory, county, city or other political subdivision of the United States, Ireland, Canada, any foreign country or the European Union.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, or of a Public International Organization, or any person acting in an official capacity for or on behalf of any such Governmental Authority or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“IFRS” shall have the meaning ascribed to such term in Section 3.2.8.

“Indebtedness” shall have the meaning ascribed to such term in Section 3.2.27.

“Intellectual Property” means all legally permissible rights and interests pertaining to or deriving from: (a) patents, patent rights, patent applications (including all provisionals, reissues, reexaminations, revisions, divisions, continuations, continuations-in-part and extensions of any patent or patent application), inventions, discoveries, improvements, innovations, industrial designs, and all applications for registration of the foregoing; (b) copyrights, registrations and applications for copyrights, works, derivative works, software (whether in source code, object code, executable code or human readable form), software documentation, database rights, mask works, domain names, domain name registrations, web sites, web pages, moral rights, rights of privacy and publicity, and all applications for registration of the foregoing; (c) trade secrets, know-how, processes, methods, data, and formula; (d) trademarks, service marks, trade names, logos, designs, brand names, trade dress, and slogans (including, without limitation, company names and fictitious names used by companies) and all goodwill associated with any of the foregoing, and all applications for registration and renewals of the foregoing; and (f) other proprietary rights relating to any of the foregoing, including, without limitation, associated goodwill.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.2.17.

“Irish Anti-Corruption Laws” means the Criminal Justice (Corruption Offences) Act 2018 of Ireland.

“Irish Anti-Terrorism Laws” means the Irish Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

“Irish Companies Act 2014” means the Irish Companies Act 2014 and all orders, statutory instruments and regulations made thereunder and intended to be construed as one with the Irish Companies Act 2014.

“Irish Economic Sanctions Laws” means the Irish Financial Transfers Act 1992 and any other similar law, orders, statutory instruments and regulations of Ireland and the European Union now or hereafter enacted which implement European Union and UN trade and/or financial sanctions.

“Key Employees” means any employee engaged in the creation or development of any Material Intellectual Property of the Company or another function with access to Material Intellectual Property of the Company.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, pre-emptive right or other restriction.

“Loan Note Certificate” means the document set out at Schedule 1 of the Convertible Note Agreement.

“Long Stop Date” means the date that is 25 Business Days from the date of this Agreement (or such other date as may be agreed between the Company and Purchaser in writing).

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.2.2.

“Material Intellectual Property” means all Intellectual Property of the Company, whether currently owned or licensed, or acquired, developed or otherwise licensed, necessary for the operation of the business of the Company as currently conducted or as currently contemplated to be conducted (i) the loss of which would reasonably be expected to have or result in a Material Adverse Effect or that has a fair market value in excess of USD $1,250,000.

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.2.30.

“Material Permits” shall have the meaning assigned to such term in Section 3.2.14.

“New ADSs” shall have the meaning assigned to that term in Recital B.

“Notes” notes duly constituted pursuant to the Convertible Note Agreement.

“Note Subscription Amount” shall have the meaning assigned to that term in Recital C.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Ordinary Share” means the “A” ordinary shares of the Company, nominal value USD 0.0109 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Outside Date” means the  10th Business Day following the Long Stop Date.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint share company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Property” of any Person means any property or assets, or interest therein, of such Person.

“Public International Organization” means any organization formed by states, governments or other international organizations including but not limited to regional economic integration organizations such as the European Union, the World Bank, or the United Nation.

“Purchaser Claim” means any claim by the Purchaser for breach of a representation or warranty under either this Agreement or the Convertible Note Agreement which is not a De Minimis Claim.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.8.

“Qualified ADS Holding” means 15% of the Voting Rights from time to time.

“Registrable Securities” shall have the meaning ascribed to it in the Registration Rights Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, dated the date hereof, among the Company and the Purchaser, in the form of Exhibit A attached hereto.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchaser of the New ADSs.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.2.5.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by a Governmental Authority (including, but not limited to the United States Department of the Treasury, the United States Department of State, the United States Department of Commerce, the United States Department of Defense, the United States Department of Energy, Ireland and the European Union and implemented by the Department of Foreign Affairs of Ireland, the Department of Enterprise of Ireland and the Central Bank of Ireland).

“Sanctions Laws” means all laws, rules, regulations and requirements of any jurisdiction applicable to the Company concerning or relating to licensing, authorizing or imposition and enforcement of Sanctions, terrorism, money laundering and import or export trade.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.2.8.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Consideration” shall have the meaning ascribed to such term in Section 2.1.1.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and / or borrowing ADSs).

“SPA Directors” shall have the meaning assigned to such term in Section 5.1.1.

“Special Representations” has the meaning ascribed thereto in Schedule 1.1 of the Disclosure Schedule.

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for New ADSs purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in USD and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth in the Credit Agreement and Schedule 3.2.1.

“Tax” means:

i.
any form of tax, levy, impost, duty, surcharge, contribution, value-added tax, customs and other import duties, liability and charge in the nature of taxation (including, for the avoidance of doubt, any income tax, sales tax, use tax, GST, HST, VAT, commercial activities tax, gross receipts, business and occupation tax, real and tangible personal property tax, payroll tax, employment taxes, and unclaimed property tax) and all related withholdings or deductions of any kind (including, for the avoidance of doubt, any pay related social insurance in Ireland and corresponding obligations elsewhere) whether within Ireland or outside Ireland and whether imposed, administered, levied, assessed or collected by any tax, revenue, fiscal, government, municipal or local authority and any other statutory, governmental, state, provincial or local governmental authority, body, court, tribunal or official whether in Ireland or elsewhere; and

ii.	all fines, penalties, charges, surcharges, costs and interest included in or relating to any of the above or to any obligation in respect of any of the above.

“Tax Return” means any return, election, declaration, report, claim for refund, or information return or statement required to be filed or delivered with respect to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trade Compliance Laws” means all applicable export and import trade control laws or regulations of the United States, Ireland, the European Union or other jurisdictions in which the Company and its Subsidiaries operate, and including, but not limited to, the Export Administration Regulations (“EAR”) administered by the Bureau of Industry and Security, United States Commerce Department, the Trade Sanctions Reform and Export Enhancement Act of 2000 (“TSRA), as administered by the United States Department of the Treasury, the Regulation (EU) 952/2013 and the Commission Delegated Regulation (EU) 2015/2446 as administered by the Irish Revenue Commissioners, and the Commission Implementing Regulation (EU) 2015/2447 and the Irish Control of Exports Act 2008 as administered by the Irish Department of Foreign Affairs and Trade.

“Trading Market” means any of the following markets or exchanges on which the ADSs are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Convertible Note Agreement, the Registration Rights Agreement, all exhibits and schedules hereto and thereto and any other documents or agreements executed with the Purchaser in connection with the transactions contemplated hereunder.

“Transfer Agent” means Computershare Investor Services (Ireland) Limited, the current transfer agent of the Company, and any successor transfer agent of the Company.

“USD” means US Dollars, being the lawful currency of the United States.

“Voting Rights” means voting rights in the Company, as determined pursuant to the Irish Takeover Panel Act, 1997, Takeover Rules, 2013.

“Warrant Instrument” means the warrant instrument to purchase up to 2,500,000 ADSs issued by the Company to Perceptive Credit Holdings III, LP and dated 27 January 2022.

1.2	In this Agreement, unless the context otherwise requires or unless otherwise specified:

1.2.1
any reference to any statute, statutory provision or to any order or regulation shall be construed as a reference to that statute, provision, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom;

1.2.2	words denoting any gender include all genders and words denoting the singular include the plural and vice versa;

1.2.3	all references to recitals, sections, clauses, paragraphs, schedules and annexes are to recitals in, sections, clauses and paragraphs of and schedules and annexes to this Agreement;

1.2.4	headings are for convenience only and shall not affect the interpretation of this Agreement;

1.2.5
words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall unless the context clearly indicates to the contrary refer to the whole of this Agreement and not to any particular section, clause or paragraph hereof;

1.2.6
in construing this Agreement general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words and any reference to the word “include” or “including” is to be construed without limitation;

1.2.7	any reference in this Agreement to a particular provision in a “Schedule” shall be a reference to a particular provision contained in the disclosure schedules set out at Schedule 1 of this Agreement;

1.2.8
any reference to “Agreement” or any other document or to any specified provision of this Agreement or any other document is to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document;

1.2.9
any warranty or representation in this Agreement which is qualified by the expression “to the knowledge of the Company” or "so far as the Company is aware" or any similar expression shall be deemed to include an additional statement given by the Company that such warranty or representation has been made after due and careful enquiry of: John Gillard and Ronan O’Caoimh.

1.2.10
any reference to a person shall be construed as a reference to any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing; and

1.2.11	“writing” or any similar expression includes transmission by email.

2	Issuance and Delivery

2.1	Closing

2.1.1
On the Closing Date, upon the terms and subject to the conditions set forth herein, and in exchange for the delivery by the Purchaser of the Subscription Amount in accordance with section 2.2.2(b) below, the Company agrees to issue and deliver, and the Purchaser agrees to accept, the New ADSs (the “Share Consideration”).

2.1.2
The Subscription Amount shall be applied in paying up the Ordinary Shares representing the Share Consideration (so as to be validly allotted and issued for the purposes of the requirements of the Irish Companies Act 2014).

2.2	Deliveries

2.2.1	On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(a)	the Convertible Note Agreement substantially in the form attached hereto as Schedule 2 duly executed by the Company;

(b)	a Loan Note Certificate representing USD $20,000,000 principal value of Notes duly executed by the Company and delivered against delivery of the subscription amount for such Notes;

(c)	the Registration Rights Agreement duly executed by the Company;

(d)
a certificate of the secretary of the Company, in the customary form, certifying that all representations and warranties made by the Company pursuant to clause 3.2 of this Agreement are true in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date (unless as of a specific date therein in which case they shall be accurate as of such date) and that all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date have been performed;

(e)
a certified copy of the resolutions of the Board of Directors at which (i) the Transaction Documents are approved for execution by the Company, (ii) the application is accepted and, subject to receipt of the Share Consideration, the New ADSs are allotted and issued to the Purchaser, (iii) the expansion of the Board of Directors to seven (7) members is approved, (iv) the resignation of Kevin Tansley, James Merselis and Clint Severson from the Board of Directors subject to but with effect from Closing is noted, (v) the appointment of the SPA Directors to the Board of Directors (to the extent the SPA Directors have been nominated by the Purchaser prior to the date of this Agreement), effective as of the Closing is approved, (vi) the appointment of the Convertible Note Directors to the Board of Directors (to the extent the Convertible Note Directors have been nominated by the Purchaser prior to the date of this Agreement) effective as of the Closing is approved, (vii) the ratification of the Nomination Committee of the Board of Directors consisting of not more than three members of the Board is approved, (viii) the appointment of at least one Purchaser Director and at least one Convertible Note Director to the Nomination Committee is approved and (viii) instructions are given for the required filings and submissions to be made to the Irish Companies Registration Officer and any other office and/or register as may be necessary in connection with the Transaction Documents;

(f)	an electronic copy of the Data Room on CDR-Rom or some other mutually agreed format;

(g)
New ADSs will be held on behalf of the Purchaser by the Bank of New York Mellon (“BNYM”) (as depository) in uncertificated form via direct registration system once BNYM have received confirmation of the allotment of underlying shares from the Transfer Agent; and

(h)	the Company shall have provided the Purchaser with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer.

2.2.2	On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the following:

(a)	this Agreement duly executed by the Purchaser;

(b)
the Subscription Amount and the Note Subscription Amount, which amounts shall be separately delivered to the Company pursuant to the Company’s wire instructions as provided pursuant to Section 2.2.1(h) herein; and

(c)	the Registration Rights Agreement duly executed by the Purchaser.

2.2.3
The Purchaser undertakes, on or before the Closing Date, to deliver a legal opinion prepared by South Korean counsel for the Purchaser and addressed to the Company (in English) as to the enforceability of that certain side letter entered into by and between the Purchaser and the Parent on the date of this Agreement in connection with the transactions contemplated by this Agreement and the Convertible Note Agreement.

2.3	Closing Conditions

2.3.1
Notwithstanding any other provision of this Agreement, Closing is conditional on each of the matters specified in Section 2.3.2 and Section 2.3.3 having been fulfilled and complied with on or before the Long Stop Date (unless otherwise waived by the Company or the Purchaser, as applicable) (the “Closing Conditions”).

2.3.2	The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(a)
the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(b)	all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(c)	the delivery by the Purchaser of the items set forth in Section 2.2.2 of this Agreement.

2.3.3	The respective obligations of the Purchaser hereunder in connection with Closing are subject to the following conditions being met:

(a)
the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(b)	all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(c)	the delivery by the Company of the items set forth in Section 2.2.1 of this Agreement;

(d)	the Company has obtained all Required Approvals (other than the filing with the Commission pursuant to the Registration Rights Agreement);

(e)
the appointment (subject only to Closing) of the SPA Directors to the Board of Directors (to the extent the SPA Directors have been nominated by the Purchaser prior to the date of this Agreement) and the Convertible Note Directors to the Board of Directors (to the extent the Convertible Note Directors have been nominated by the Purchaser prior to the date of this Agreement).

(f)	there shall have been no Material Adverse Effect with respect to the Company since the date of its report on Form 6-K filed with the Commission on 16 December 2021; and

(g)
from the date hereof to the Closing Date, trading in ADSs shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally on any nationally recognized securities exchange as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities which, in each case, in the reasonable judgment of the Purchaser, makes it impracticable or inadvisable to issue the New ADSs at Closing.

3	Representations and Warranties

3.1	Limitations on Representations and Warranties

3.1.1	For the avoidance of doubt and notwithstanding any other provision of this Agreement, in no circumstances shall the Company be liable in respect of any De Minimis Claim

3.1.2
The Company shall not be liable in respect of any and all Purchaser Claims unless and until the aggregate amount of Damages with respect to any or all Purchaser Claims (other than De Minimis Claims) exceeds USD 2,000,000 (the “Basket Amount”) in which case the Company shall be liable for the whole of such aggregate amount provided, however, that the Basket Amount shall not apply to any Purchaser Claims: (A) arising out of any breaches of the Special Representations or (B) based on fraud or intentional misrepresentation.

3.1.3
The Purchaser shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss arising from any one matter under representations and warranties.

3.1.4
For the avoidance of doubt, the Purchaser shall be entitled to make a Purchaser Claim in respect of the same matter under both this Agreement and the Convertible Note Agreement, PROVIDED ALWAYS that the Company’s liability for Damages shall not exceed an amount equal to the Investment for Purchaser Claims under the Securities Purchase Agreement, and the Company’s liability for Damages shall not exceed an amount equal to the Convertible Note Financing for Purchaser Claims under the Convertible Loan Note Instrument.

3.2	Representations and Warranties of the Company

The Company hereby makes the following representations and warranties to the Purchaser:

3.2.1	Subsidiaries

All of the direct and indirect subsidiaries of the Company are set forth in Schedule 3.2.1. The Company (i) owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens and (ii) all of the issued and outstanding share capital of each Subsidiary are validly issued and are fully paid and are not subject to any calls for additional payments (non-assessable) and free of pre-emptive and similar rights to subscribe for or purchase securities.

3.2.2	Organization and Qualification

3.2.2.1. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (or such equivalent concept to the extent such equivalent concept exists under the law of such jurisdiction), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in material violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing (or such equivalent concept to the extent such equivalent concept exists under the law of such jurisdiction) as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, has not had and would not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform its obligations under any of the Transaction Documents (any of (i), (ii) or (iii), a “Material Adverse Effect”), provided that changes in the trading price of the ADSs shall not, in and of itself, constitute a Material Adverse Effect.

3.2.3	Authorization; Enforcement

The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals.  This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

3.2.4	No Conflicts

The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and delivery of the New ADSs and the consummation by the Company of the transactions contemplated under the Transaction Documents do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of association or incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, except in the case of each of clauses (ii) and (iii), such as would not have or reasonably be expected to result in a Material Adverse Effect.

3.2.5	Filings, Consents and Approvals

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.2 of this Agreement, (ii) the filing with the Commission pursuant to the Registration Rights Agreement, (iii) consent under the Credit Agreement and (iv) such filings as are required to be made under applicable state securities laws, or the laws of Ireland or the rules of any relevant securities exchange (collectively, the “Required Approvals”).

3.2.6	Issuance of the Securities

The New ADSs are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and not subject to any calls for additional capital (non-assessable), free and clear of all Liens other than restrictions on transfer provided for in the Transaction Documents.

3.2.7	Capitalization

The authorized capitalization of the Company is set forth in the SEC Reports. As of 6 April 2022, 117,493,166 Ordinary Shares were issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any pre-emptive rights, (iii) 12,555,600 Ordinary Shares are held in treasury, and (v) 32,000,000 shares of Ordinary Shares are reserved for future issuance pursuant to existing subscription rights. The Company has sufficient authorized capital available and approved for issue in order to issue the New ADS.  Except for the New ADSs to be issued and sold hereunder or as disclosed in the SEC Reports, the Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than: (i) pursuant to the exercise of employee stock options under the Company’s stock option plans; (ii) pursuant to the conversion and/or exercise of ADS Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act; or (iii) pursuant to the Exchange Agreements and the Warrant Instrument.  The Warrant Instrument is the only issued and outstanding warrant of the Company.  Except as otherwise set forth in Schedule 3.2.7, (i) no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents, and (ii) there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any ADS or ADS Equivalents or the share capital of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional ADSs or ADS Equivalents or share capital of any Subsidiary.  Except as Disclosed in Schedule 3.2.7, the issuance and delivery of the New ADSs will not obligate the Company or any Subsidiary to issue ADSs, ADS Equivalents or other securities to any Person (other than the Purchaser).  Except as disclosed in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary and except as Disclosed in Schedule 3.2.7 the issuance and sale of the New ADSs will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities.  Except as disclosed in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. Except as disclosed in the SEC Reports, the Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement. All of the outstanding share capital of the Company is duly authorized, validly issued, fully paid and not subject to any calls for additional payments (non-assessable), has been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and delivery of the New ADSs.  Except as disclosed in the SEC Reports, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

3.2.8	SEC Reports; Financial Statements

The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments.

3.2.9	Material Changes

Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) no event, circumstance or change has occurred that has caused or evidences or would reasonably be expected to result in, either individually or in the aggregate, a Materially Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans, employment agreements or director’s agreements. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the New ADSs contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists, or is reasonably expected to occur or exist, with respect to the Company or its Subsidiaries or their respective businesses, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

3.2.10	Litigation

Except as Disclosed in Schedule 3.2.10, there is no Action pending or threatened in writing with respect to the Company or any of its Subsidiaries by or before any Governmental Authority or arbitrator (i) that either individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or (ii) that involves this Agreement or the New ADSs.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. Since 1 January 2020 there has not been, and to the knowledge of the Company, there is not pending, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

3.2.11	Labor Relations

Neither the Company nor any of its Subsidiaries has engaged in unfair labor practices and there is no pending or, to the Company’s knowledge, threatened in writing labor actions, disputes, grievance or arbitration proceedings involving the employees of the Company or any of its Subsidiaries, in each case that would reasonably be expected to have a Material Adverse Effect. There is no material strike or work stoppage in existence or threatened in writing against the Company or any of its Subsidiaries and to the knowledge of the Company, no union organization activity is taking place. Save as Disclosed in Schedule 3.2.10, to the knowledge of the Company, no executive officer of the Company or any Subsidiary is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all Irish, U.S. and any other applicable federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No employees of the Company and the Subsidiaries are employed on terms which are of an unduly onerous or unusual nature which would, individually in the aggregate, be reasonably expected to give rise to a Material Adverse Effect. No consultants currently or previously engaged by the Company or the Subsidiaries has employment status with the Company and/or the Subsidiaries and there is no reasonable risk that any consultant currently or previously engaged by the Company or the Subsidiaries could be misclassified as an employee of the Company and/or the Subsidiaries which in either case would reasonably be expected to result in a Material Adverse Effect. The Company and the Subsidiaries have correctly classified all individuals performing services for the Company and/or the Subsidiaries as common law employees, leased employees, independent contractors or agents, as applicable save as would not, in the aggregate, be reasonably expected to result in a Material Adverse Effect.

3.2.12	Pensions

Neither the Company nor any of the Subsidiaries operate or have operated any defined benefit pension schemes. Since 1 January 2020, with the exception of the group defined contribution scheme in place, the Company and/or the Subsidiaries do not and have not operated any other pension schemes and have not participated in any other pension schemes for and on behalf of any employees or directors in Ireland. The Company and the Subsidiaries have at all times complied with their obligations to provide its current and former employees with access to a standard personal retirement savings accounts (PRSAs) and other related statutory obligations including non-discriminatory treatment pursuant to and in accordance with the Pensions Act 1990 (as amended). Since 1 January 2020, the Company and the Subsidiaries have not received any written complaint from any pensions authority or any scheme member or any other party in relation to pensions including, but not limited to, remittance of any employer and/or employee contributions.

3.2.13.	Compliance

Neither the Company nor any Subsidiary has notice of or: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other Governmental Authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws relating to Taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except, in the case of each of clauses (i), (ii) and (iii) as disclosed in the SEC Reports or as would not have or reasonably be expected to result in a Material Adverse Effect.

3.2.14.	Material Permits

The Company and the Subsidiaries possess all consents, licenses, certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses in such jurisdictions and to such an extent as the Company elects to conduct its business as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.  Save as disclosed in Schedule 3.2.14, since 1 January 2020, the Company and the Subsidiaries have at all times complied in all material respects with the requirements of the Health Products Regulatory Authority in the last two years.

3.2.15.	Data Protection

The Company and the Subsidiaries have at all times complied with the Data Protection Laws in all material respects. Since 1 January 2020, neither the Company nor the Subsidiaries have in the last two years received any (i) notice, request, correspondence or other communication from any supervisory authority, or been subject to any enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of their obligations under the Data Protection Laws; or (ii) claim, complaint, correspondence or other communication from a data subject or any other person claiming a right to compensation under the Data Protection Laws, or alleging any breach of the Data Protection Laws.

3.2.16.	Title to Assets

Except as disclosed in the SEC Reports, the Company and the Subsidiaries have good and marketable title to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, (ii) Liens for the payment of federal, state or other Taxes, for which appropriate reserves have been made therefor in accordance with IFRS, and the payment of which is neither delinquent nor subject to penalties, and (iii) Liens under the Credit Agreement.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance in all material respects.  The Company and the Subsidiaries have complied with all planning permission and building regulations for each property occupied by them and no enforcement actions have been threatened or pursued against the Company and/or the Subsidiaries save as would not, in either case, be reasonably expected to result in a Material Adverse Effect.

3.2.17.	Intellectual Property

3.2.17.1. To the knowledge of the Company, the Company and the Subsidiaries have, or have rights to use, Material Intellectual Property.  None of, and neither the Company nor any Subsidiary has received a written notice that any of, the Material Intellectual Property has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement, other than in accordance with the terms of the Material Intellectual Property. Neither the Company nor any Subsidiary has received, since the date of the most recent unaudited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Material Intellectual Property violate or infringe upon the rights of any person, except as would not have or reasonably be expected to not have a Materially Adverse Effect.  To the knowledge of the Company, the rights in all such Material Intellectual Property are enforceable and there is no existing infringement by another Person of any of the rights in Material Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of any facts that would preclude it from having valid license rights or clear title to the Material Intellectual Property, except as would not have or reasonably be expected to not have a Material Adverse Effect.  The Company has no knowledge that it lacks or will be unable to obtain any rights or licenses to use all Material Intellectual Property that are necessary to conduct its business, except as would not have or reasonably be expected to not have a Material Adverse Effect.

3.2.17.2. All Key Employees and independent contractors (to the extent any such independent contractor was engaged in the creation or development of Material Intellectual Property of the Company or a Subsidiary) of the Company or a Subsidiary have assigned to the Company or a Subsidiary all Material Intellectual Property and any claim, or any right (whether or not currently exercisable) to any ownership interest in Material Intellectual Property arising from the services performed for the Company or a Subsidiary by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or individual independent contractors of the Company or a Subsidiary have claimed any ownership interest or rights in any Intellectual Property owned by the Company or a Subsidiary. Save as Disclosed in Schedule 3.2.10, to the knowledge of the Company, there has been no violation of the Company’s or a Subsidiary’s policies or practices related to protection of Company Intellectual Property Rights or any confidentiality or nondisclosure contract relating to the Intellectual Property owned by the Company or a Subsidiary. The Company and each Subsidiary has taken commercially reasonable security measures in order to protect the secrecy, confidentiality and value of the Material Intellectual Property.

3.2.18.	Trading Matters

All of the material contracts provided in folder 13 of the Data Room, and any sub-folders contained within, are valid, binding, not in dispute, neither the Company nor any of its Subsidiaries are in material breach of, and the Company does not know of any reason that any of the material contracts provided in folder 13 of the Data Room are likely to be terminated or subject to a dispute save as would not result in or be reasonably expected to result in a Material Adverse Effect.

3.2.19.	Insurance

Folder 8 of the Data Room sets forth a true and correct list of all material insurance policies maintained by the Company and the Subsidiaries. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

3.2.20.	Transactions With Affiliates and Employees

Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of USD 100,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including share option agreements under any equity plan of the Company.  The terms and conditions of each related party transaction set forth at Item 7B of the Company’s annual report filed on Form 20-F on 30 April 2021 were negotiated at arm’s length and are fair and reasonable to the Company or any Subsidiary.

3.2.21.	Certain Fees

No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

3.2.22.	Internal Accounting Controls

The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of its internal control over financial reporting and disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company or its Subsidiaries. The Company’s disclosure controls and procedures continue to be effective.

3.2.23.	Investment Company

The Company is not and immediately after receipt of payment for the New ADSs, will not be an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.  The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

3.2.24.	Private Placement

Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the New ADSs by the Company to the Purchaser as contemplated hereby. The issuance and sale of the New ADSs hereunder does not contravene the rules and regulations of the Trading Market.

3.2.25.	Registration Rights

Except as disclosed in the SEC Reports and the rights of the Purchaser under the Registrations Rights Agreement, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

3.2.26.	Listing and Maintenance Requirements

The ADSs are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the ADSs under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as disclosed in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the ADSs are listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of any Trading Market on which the ADS are listed or quoted.

3.2.27.	Solvency

Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the New ADSs hereunder and the Note under the Convertible Note Agreement: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company has no current intention to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no current intention of filing, and has no knowledge of any facts or circumstances which lead it to believe that it will file, for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction.  Neither the Company nor any Subsidiary is in default with respect to any indebtedness save for such defaults as would not, individually or in the aggregate, result in a Material Adverse Effect, and with “indebtedness” for the purposes of this sentence being (x) any liabilities for borrowed money or amounts owed in excess of USD 100,000 (other than liabilities accounted for as indebtedness under IFRS to the extent that they relate to accrued expenses, deferred revenue, accrued interest and taxes and other similar expenditure and liabilities incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, to the extent the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of USD 100,000 due under leases required to be capitalized in accordance with IFRS.

3.2.28.	Foreign Corrupt Practices

Neither the Company nor any Subsidiary, nor any of its officers, directors or employees, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party or political campaign, for the purpose of (a) influencing any act or decision of such Government Official, candidate, party or campaign, (b) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty (c) obtaining or retaining business for or with any person, (d) expediting or securing the performance of official acts of a routine nature, or (e) otherwise securing any improper advantage; (ii) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (iii) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iv) created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries related to any of the foregoing; or (v) otherwise violated any provision of the FCPA., the UK Bribery Act of 2010, the Irish Anti-Corruption Laws, or any other applicable anti-corruption or anti-bribery law.

3.2.29.	Equity Plans

Each option granted by the Company under the Company’s equity plan was granted (i) in accordance with the terms of the Company’s equity plan and (ii) with an exercise price at least equal to the nominal value of the Ordinary Shares underlying the ADS on the date such option would be considered granted under IFRS and applicable law.  No option granted under the Company’s equity plan has been backdated.  The Company has operated the Company’s equity incentive plan, including the making of grants of options over Ordinary Shares, in accordance with all applicable insider trading laws.

3.2.30.	Anti-Money Laundering

The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering  Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

3.2.31.	Trade Compliance

The Company and its Subsidiaries have complied in all material respects at all times and are in compliance in all respects with all applicable Trade Compliance Laws, including (i) each of Company and its Subsidiaries (A) have not directly or indirectly, exported, re-exported, sold or otherwise transferred (including transfers to foreign nationals located in the United States) any goods, equipment, materials, software, technology or services subject to Trade Compliance Laws in violation of Trade Compliance Laws and (B) have not unlawfully engaged in any other transactions, with any Designated Person (ii) there is no charge, proceeding or investigation by any Governmental Authority with respect to a violation of any applicable Trade Compliance Laws that is now pending or has been asserted or threatened with respect to the Company or any of its Subsidiaries; and (iii)  none of the Company nor any of its Subsidiaries has made any voluntary disclosure with respect to a possible violation of Trade Compliance Laws to any Governmental Authority.

3.2.32.	Economic Sanctions and Anti-Terrorism Laws; OFAC Compliance

The Company and its Subsidiaries (i) have taken reasonable measures to ensure compliance with applicable Economic Sanctions Laws, Anti-Terrorism Laws and Irish Anti-Terrorism Laws.  Neither the Company nor its Subsidiaries are in violation of any Economic Sanctions Laws, Anti-Terrorism Laws, and Irish Anti-Terrorism Laws.

Neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person that is (i) currently a Designated Person or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of sanctions that broadly prohibit dealings with that country or territory (currently, Cuba, Iran, North Korea, Sudan, and Syria).  The Company will not directly or indirectly use the proceeds of the transactions contemplated by the Transaction Documents, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any Designated Person or otherwise engaging in any investment, transactions or dealings with any Designated Person. The Company and its Subsidiaries have taken reasonable measures to ensure compliance with Commission Delegated Regulation (EU) 2022/229 of 7 January 2022 on amending Delegated Regulation (EU) 2016/1675 supplementing Directive (EU) 2015/849 of the European Parliament and of the European Council.

3.2.33.	Takeover Protections

The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the New ADSs and the Purchasers’ ownership of the New ADSs.

3.2.34.	Tax Status

The Company and its Subsidiaries each (i) since 1 January 2016 has made or filed all Irish, United States and all other foreign, federal, state and local Tax Returns required by any jurisdiction to which it is subject, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount and due, whether or not reflected on such Tax Returns and (iii) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such Tax Returns apply, (iv) has complied with all Irish, United States and Canadian government assistance schemes with respect to any funds (including loans, grants, credits and/or deferrals) received by the Company and its Subsidiaries in connection with the COVID-19 pandemic, and (v) has properly withheld and remitted all material appropriate payroll tax amounts in connection with any amounts paid or owing to any employee, independent contractor, creditor or other third party. There are no unpaid Taxes in any material amount due by the Company or any of its Subsidiaries to the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any claim otherwise by any such taxing authority, save as would not, in the case of each of (i) to (v), result in a Material Adverse Effect.  There are no liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than with respect to Taxes not yet due and payable or for Taxes that are being contested in good faith. The Company has properly complied with all US tax informational filings (including reporting of all non-US bank accounts).  Since 1 January 2016, the Company and its Subsidiaries each (i) (save as Disclosed in Folder  3.0 of the Data Room) has not been audited for any Taxes, and has not been notified of any upcoming audits of Taxes, (ii) has not extended the statute of limitations on the assessment of Taxes with respect to any tax return, (iii) is not liable for taxes of any other person under United States Treasury Regulation Section 1.1502-6 (or any similar foreign, federal, state or local law), or as a result of successor or transferee liability, and (iv) has properly disclosed all reportable transactions under Treasury Regulation Section 1.6011-4(b) (or any similar foreign, federal, state or local law).

3.3.	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

3.3.13.	Organization; Authority

The Purchaser is duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of their incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out their obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by the Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser.  Each Transaction Document to which they are a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser , enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.3.14.	Understandings or Arrangements

The Purchaser is acquiring the New ADSs for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such New ADSs.  The Purchaser is acquiring the New ADSs hereunder for investment purposes.

3.3.15.	Purchaser Status

At the time the Purchaser was offered the New ADSs, it was, and as of the date hereof it is either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

3.3.16.	Experience of the Purchaser

The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the New ADSs, and has so evaluated the merits and risks of such investment.

3.3.17.	Certain Transactions and Confidentiality

Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received notice of the transaction contemplated hereunder (written or oral) from the Company or any other Person representing the Company and ending immediately prior to the execution hereof.  Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

3.3.18.	Access to Information

Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto), and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

3.3.19.	Purchaser Independence

The Purchaser acknowledges that it is acting independently of any other party that has an interest in the ADSs (an “Interested Party”) in connection with the issuance of the New ADS hereunder and is not acting in concert with any Interested Party for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, and that the Purchaser will not, immediately after delivery of the New ADS, own or be interested in 30% or more of the voting rights of the Company as at the Closing Date.

3.3.20.	General Solicitation

The Purchaser is not purchasing the New ADSs as a result of any advertisement, article, notice or other communication regarding the New ADSs published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of the Purchaser, any other general solicitation or general advertisement.

The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement, any other Transaction Document or the consummation of the transaction contemplated hereby ad thereby.

3.4.	General Disclosure

Notwithstanding any other provision of this Agreement, the terms and contents of each of the Credit Agreement, the SEC Reports and the Financial Diligence Documents shall be deemed part of Section 3.2 and shall qualify each of the representations and warranties set out therein.

4.	Other Agreements of the Parties

4.1.	Furnishing of Information; Public Information.

Until the Purchaser no longer owns any New ADSs, the Company covenants to maintain the registration of the Ordinary Shares (or if applicable, the New ADSs representing the Ordinary Shares) under Section 12(b) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

At any time during the period commencing from the six (6) month anniversary of the Closing and ending at such time that all of the New ADSs may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if either: (i) a Registration Statement with respect to the Registrable Securities is not in effect, or (ii) the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to the Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the New ADSs, an amount equal to one percent (1%) of the aggregate Share Consideration of such Purchaser’s New ADSs on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totalling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchaser to transfer the New ADSs pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.1 are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.2.	Securities Laws Disclosure; Publicity

The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act.  The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

4.3.	Shareholder Rights Plan

No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving New ADSs under the Transaction Documents.

4.4.	Use of Proceeds

The Company shall use the proceeds received from the issuing of the New ADSs for general corporate purposes.

4.5.	Reservation of Ordinary Shares

As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of pre-emptive rights, a sufficient number of Ordinary Shares for the purpose of enabling the Company to deliver the New ADSs and shall ensure compliance with the Irish Companies Act 2014 in all respects in connection with the New ADSs.

4.6.	Listing of ADS

The Company hereby agrees to use best efforts to maintain the listing or quotation of the ADSs on the Trading Market on which the ADSs are currently listed, and concurrently with the Closing, the Company shall in accordance with the terms and conditions of the Registration Rights Agreement apply to list or quote all of the New ADSs on such Trading Market and promptly secure the listing of all of the New ADSs on such Trading Market.  The Company will take all action reasonably necessary to continue the listing and trading of its ADS on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

4.7.	Updating of Company Register.

Within ninety (90) days after the Closing Date, the Company will use all reasonable endeavours to update the statutory share registers of the Irish Subsidiaries to reflect the current ownership of the Irish Subsidiaries.

4.8.	Indemnification of Purchaser

Subject to the provisions of this Section 4.8, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, claims, damages, costs and expenses including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation arising out of any third party claims (collectively, “Damages”) that any such Purchaser Party may suffer or incur as a result of any breach of any of the representations, warranties, covenants, specific indemnities in this Section 4.8 or agreements made by the Company in this Agreement or in the other Transaction Documents. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

5.	Governance

5.1.
For so long as the Purchaser has a Qualified ADS Holding, it shall be entitled to nominate two (2) individuals for consideration by the nomination committee of the Board of Directors (the “Nomination Committee”) for appointment as directors of the Company (the “SPA Directors”).

5.2.
The Nomination Committee shall consult with and reasonably consider the views of the Purchaser in considering such SPA Directors (but, for the avoidance of doubt, shall not be bound by any such views). The Purchaser shall use reasonable efforts to ensure that such SPA Directors and the Convertible Note Directors, collectively, have the experience, skill and cost appropriate to the Company, including, without limitation, that at least three of the SPA Directors and Convertible Note Directors shall be independent and have substantial public and/or private investment experience, and that one of such directors has substantial experience at a diagnostics testing business having annualized revenues greater than USD 1 billion.

5.3.
When considering the SPA Directors, the Nomination Committee shall take into consideration the need for the Company to retain its Irish tax status and status as a foreign private issuer under applicable federal securities laws.

5.4.
The Company and the Purchaser agree and acknowledge that in order for a SPA Director to be considered 'independent', that director must at all times meet the standards set out in the NASDAQ Stock Market Rules.

5.5.
Any vacancies created by the resignation, removal or death of a SPA Director elected following due nomination pursuant to this Agreement shall be filled subject always to the process for nomination of an SPA Director set out in this clause 5.

6.	Miscellaneous

6.1.	Termination

In the event the Company has satisfied all conditions to Closing set forth Section 2.3.3 (other than those conditions that by their nature are to be satisfied at the Closing) and this Agreement is not consummated by no later than 11.59pm (Eastern Time) on the Long Stop Date by virtue of the failure by the Purchaser to make the payments contemplated by Section 2.2.2(b) of this Agreement, the Long Stop Date shall be deemed to be extended to the Outer Date. In the period between the Long Stop Date and the Outer Date, this Agreement may only be terminated by the Company in writing to the Purchaser and, thereafter, by the Company or the Purchaser where Closing has not occurred; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties). In the event the Purchaser has satisfied all conditions to Closing set forth in Section 3.2.3 hereof (other than those conditions that by their nature are to be satisfied at the Closing), this Agreement may be terminated by the Purchaser by written notice to the Company, if the Closing has not been consummated on or before the Long Stop Date (or the Outer Date, if applicable) by virtue of the failure by the Company to satisfy the conditions to Closing set forth in Section 2.3.3 (other than those conditions that by their nature are to be satisfied at the Closing) provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

6.2.	Fees and Expenses

Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay, or procure payment of, all Transfer Agent fees, stamp Taxes and other Taxes and duties levied in connection with the delivery of any New ADSs to the Purchaser pursuant to this Agreement.

6.3.	Entire Agreement

The Transaction Documents, together with the exhibits and schedules thereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.4.	Notices

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 pm (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 pm (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

6.5.	Amendments; Waivers

No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser, or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.  Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of the Purchaser shall require the prior written consent of the Purchaser.  Any amendment effected in accordance with this Section 6.5 shall be binding upon the Purchaser and holder of New ADSs and the Company.

6.6.	Headings

The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.7.	Successors and Assigns

6.7.1.
This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger).  The Purchaser may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company, provided that the Purchaser may, for a period of fifteen (15) Business Days from the date of this Agreement assign this Agreement to any Affiliate of the Purchaser if such Affiliate acquires the New ADSs from the Purchaser and agrees in writing to be bound by the provisions of this Agreement that apply to the Purchaser (the “Approved Assignee”).

6.7.2.
Where an Approved Assignee ceases at any time to be an Affiliate of the Purchaser, such Approved Assignee shall assign this Agreement to an Affiliate of the Purchaser within five (5) Business Days of the Approved Assignee ceasing to be an Affiliate of the Purchaser.

6.8.	No Third-Party Beneficiaries

This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in this Section 6.8.

6.9.	Governing Law

All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the laws of Ireland, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in Ireland.  Each party hereby irrevocably submits to the exclusive jurisdiction of Ireland for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

6.10.	Survival

The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for six (6) years following the Closing Date with regards to the Special Representations and three (3) years following the Closing Date with regard to any other representations and warranties.  For the avoidance of doubt, any Purchaser Claim made pursuant to this Agreement must be notified to the Company within the period ending on the third anniversary of the date of this Agreement or the sixth anniversary of the date of this Agreement with respect to any Special Representations.

6.11.	Execution

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.12.	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

6.13.	Replacement of Securities

If any certificate or instrument evidencing any New ADS is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement New ADS.

6.14.	Remedies

In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.  To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.15.	Saturdays, Sundays, Holidays, etc

If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

6.16.	Construction

The parties agree that each of them and / or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto.  In addition, each and every reference to share prices and ADS in any transaction document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the ADS that occur after the date of this Agreement.

6.17.	Waiver of jury trial

In any action,  suit,  or proceeding in any jurisdiction brought by any  party against any other party,  the parties each knowingly and intentionally,  to the greatest extent permitted by applicable law,  hereby absolutely,  unconditionally,  irrevocably and expressly waives  forever trial by jury.

6.18.	No Recourse Against Others

No director, officer or employee of the Company or the Subsidiaries shall have any liability for any obligations of the Company under this Agreement or any claim based on, in respect of, or by reason of, such obligations or their creation. The Purchaser, by entering into this Agreement, waives and releases all such liability. The waiver and release are part of the consideration for this Agreement.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

TRINITY BIOTECH PLC

By: /s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

MICO IVD HOLDINGS, LLC

By: /s/ Seon Kyu Jeon
Name: Seon Kyu Jeon
Title: Manager